Exhibit 99.1

RNS Number:0970A
Wolseley PLC
21 March 2006

NEWS RELEASE
21 March 2006

Wolseley plc

Unaudited Interim Results for the half year ended 31 January 2006

Wolseley plc announces a tenth set of record first half results

Summary of Results

Financial highlights

					Change

	Half year		Half year to		Reported	In constant
	to 31 January		to 31 January			currency
	2006		2005
	£m		£m		%	%

Group revenue	6,734.5		5,331.9		+26.3	+22.3

Group trading profit (1)	384.9		315.6		+21.9	+17.8

Group operating profit	371.1		314.9		+17.8	+13.7

Group profit before tax, before amortisation of acquired intangibles	359.8		297.5		+20.9	+17.1

Group profit before tax	346.0		296.8		+16.6	+12.9

Earnings per share, before amortisation of acquired intangibles	43.91	p	36.44	p	+20.5	+17.6

Basic earnings per share	41.58	p	36.32	p	+14.5	+11.7

Interim dividend per share	9.85	p	8.80	p	+11.9

•	Group revenue up 26.3%, including organic growth of 12.2%.

•	Significant increase in Group half year profits:
	o	Operating profit up 17.8%
	o	Trading profit up 21.9%
	o	Profit before tax and before amortisation of acquired intangibles up 20.9%.

•	Operating cash flow of £258.1 million (2005: £303.1 million). Reduction compared to prior year principally reflects higher rates of organic growth in North America.

•	Strong financial position with gearing(2) of 68.1% (2005: 58.6%) and interest cover(3) of 15 times (2005: 21 times).

•	Return on gross capital employed (ROGCE(4)) at 18.8%, well ahead of the Group's weighted average cost of capital and demonstrating significant shareholder value creation.

Operating highlights

•	Record first half results achieved, despite generally flat European markets and significant investment in the business to position the Group for continued growth.

•	Increased diversity of the business as the Group has expanded into distribution of electrical products and insulation materials, achieved an entry into the Belgian market and increased its presence in installed services in the USA.

•	North American revenues up 40.1% and trading profit up 39.0%.

•	European revenues up 7.6% but trading profit marginally down, reflecting the more difficult market environment in the UK and restructuring in France. UK and Ireland revenues up 9.3%, including 1.5% organic growth and trading profit up 5.9%.

•	Market outperformance in all of the Group's principal markets except France, mainly due to restructuring to accelerate future growth.

•	Acquisition investment of £436 million for 22 acquisitions completed in the first half, which are expected to add £701 million of revenues in a full year. A further £162 million of investment in the second half so far to bring aggregate investment to £598 million, a record in any one year for the Group.

Outlook

•	Market conditions in North America are expected to remain favourable and Wolseley's North American operations are expected to make good progress in the second half. This is against the background of an improving industrial and commercial market, a growing RMI market and a strong housing market, although the number of starts may show a small decline.

•	For Europe, overall, it is likely that trading profit for the second half will be broadly flat compared to the equivalent period in the prior year, reflecting the generally flat market conditions.

•	The UK business expects to see a gradual but steady improvement in the RMI and housing markets as the second half progresses.

•	The business improvement initiatives relating to information technology, supply chain, sourcing and procurement will continue as the Group pursues its double-digit growth targets.

•	The acquisition pipeline remains strong and the Group will continue to pursue opportunities for product and geographic diversity.

•	The Board expects another year of good progress, driven by strong growth in North America and the benefits from recent acquisitions.

(1)	Trading profit, a term used throughout this announcement, is defined as operating profit before the amortisation of acquired intangibles. Trading margin is the ratio of trading profit to revenues expressed as a percentage. Organic change is the total increase or decrease in the year adjusted for the impact of exchange rates, new acquisitions in 2006 and the incremental impact of acquisitions in 2005.
(2)	Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders' funds.
(3)	Interest cover is trading profit divided by net finance costs, excluding net pension related finance costs.
(4)	Return on gross capital employed is the ratio of trading profit (before loss on disposal of operations and goodwill) to the aggregate of average shareholders' funds, minority interests, net debt and cumulative goodwill written off.

SUMMARY OF RESULTS
	As at, and for the six months
	ended 31 January
	2006		2005		Change

Revenue	£6,734.5	m	£5,331.9	m	+26.3%

Operating profit
- before amortisation of acquired intangibles	£384.9	m	£315.6	m	+21.9%
- amortisation of acquired intangibles	£(13.8)		£(0.7	)m

Operating profit	£371.1	m	£314.9	m	+17.8%
Net finance costs	£(25.1	)m	£(18.1	)m

Profit before tax
- before amortisation of acquired
intangibles	£359.8	m	£297.5	m	+20.9%
- amortisation of acquired intangibles	£(13.8	)m	£(0.7	)m

Profit before tax	£346.0	m	£296.8	m	+16.6%

Earnings per share
- before amortisation of acquired intangibles	43.91	p	36.44	p	+20.5%
- amortisation of acquired intangibles	(2.33	)p	(0.12	)p

Basic earnings per share	41.58	p	36.32	p	+14.5%

Dividend per share	9.85	p	8.80	p	+11.9%

Net borrowings	£1,670.7	m	£1, 144.0	m

Gearing	68.1%		58.6%

Interest cover (times)	15	x	21	x

Operating cash flow	£258.1	m	£303.1	m

Charles Banks, Wolseley plc Group Chief Executive said:

"We are delighted to report record half-year results for the tenth consecutive time. Overall, revenue increased by more than 26% and trading profit was up more than 21%. We are continuing to invest significantly in further improving our supply chain, sourcing and procurement to deliver growth and enhanced operational efficiency. The business is performing well, we are finding good acquisitions and the economic outlook for the rest of the year gives us confidence going forward."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	+	44 (0)118 929 8744
Head of Investor Relations	+	44 (0)7739 778 187

John English +1 513 771-9000
Director of Investor Relations, North America	+	1 513 328-4900

Press:

Penny Studholme	+	44 (0)118 929 8886
Director of Corporate Communications	+	44 (0)7860 553 834

Brunswick	+	44 (0)20 7404 5959

Andrew Fenwick
Nina Coad

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 on www.wolseley.com and www.cantos.com

There will be an analyst and investor meeting at 0930 at UBS Presentation Suite, 100 Liverpool Street, London EC2M 2RH. A live audio cast and slide presentation of this event will be available at 0930 on www.wolseley.com.

There will be a conference call at 1500 (UK time):
UK/European dial-in number:	+ 44 (0)20 7162 0125
US dial-in number:	+ 1 334 323 6203

The call will be recorded and available for playback until 4 April 2006 on the following numbers:
UK/European replay dial-in number: +44 (0)20 7031 4064 Passcode: 695501
UK-only free phone number: 0800 358 1860
North American replay dial-in number: +1 954 334 0342 Passcode: 695501
North American free phone number: +1 888 365 0240

NEWS RELEASE
21 March 2006

Wolseley plc
Unaudited Interim Results for the half year ended 31 January 2006

Wolseley plc announces a tenth set of record first half results

Announcement of Interim Results

Wolseley, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials and services to professional contractors, is pleased to announce another set of record first half results, the tenth consecutive improvement in its interim figures. These results reflect strong organic growth, particularly in North America and the additional contribution from acquisitions. They have been achieved whilst the Group continues to invest in people, facilities and technology to secure future growth.

Wolseley's US plumbing and heating business, Ferguson, performed very strongly in the first six months of the year, achieving organic revenue growth of 27.0% and trading profit growth, including acquisitions, up 36.4%. Stock Building Supply ("Stock") achieved growth in revenue, including acquisitions, of 34.0% and trading profit up 59.6%. The businesses in the UK, Ireland, Canada, the Netherlands, Italy and Switzerland also performed well in their respective markets although Brossette in France lost ground mainly due to its restructuring.

After taking account of currency translation, Group revenue increased by 26.3% from £5,331.9 million to £6,734.5 million. Trading profit rose by 21.9% from £315.6 million to £384.9 million. After deducting amortisation of acquired intangibles of £13.8 million (2005: £0.7 million), operating profit increased by 17.8% from £314.9 million to £371.1 million.

On a constant currency basis, Group revenue increased by 22.3% and trading profit by 17.8% for the first six months compared to the previous comparable period. Currency translation increased Group revenue by £175.8 million (3.3%) and Group trading profit by £11.3 million (3.6%) in the six month period.

Profit before tax and amortisation of acquired intangibles increased by 20.9% from £297.5 million to £359.8 million. Profit before tax, after amortisation of acquired intangibles, increased by 16.6% from £296.8 million to £346.0 million. The increase in earnings per share before amortisation of acquired intangibles was 20.5%, from 36.44 pence to 43.91 pence. Basic earnings per share were up 14.5%, from 36.32 pence to 41.58 pence.

North America

Wolseley's North American division performed strongly with significant rises in revenue and profits, maintaining its position as the leading distributor of construction products to the professional contractor in North America.

Reported revenue of the division was up 40.1% from £3,076.9 million to £4,309.3 million, reflecting organic growth of 19.2%, acquisitions and the beneficial impact of currency translation. Trading profit, in sterling, increased by 39.1% from £194.2 million to £270.0 million, after North American central costs.

Currency translation increased divisional revenue by £181.5 million (5.9%) and trading profit by £11.6 million (6.0%). There was a net increase of 175 branches in North America from 1,434 at 31 July 2005 to 1,609 locations at 31 January 2006.

North American central costs increased by £4.9 million, reflecting the creation of the new North American management structure with effect from 1 August 2005.

US Plumbing and Heating

Ferguson produced an outstanding performance generating strong organic growth from its focus on selected markets, from new branch openings and driving further commercial advantage from its distribution centre ("DC") network. These factors contributed to significant market outperformance in the first half.

Local currency revenue in the US plumbing and heating operations rose by 37.8% to $4,530.5 million (2005: $3,287.1 million) with trading profit up by 29.5%. Organic revenue growth was 27.0%. Gross margin fell slightly due to the absence of commodity price benefits in the first half compared to the prior year, partly offset by the continuing benefits from the distribution centre network, a focus on organic growth and operational leverage. As expected, the trading margin of 6.5% was marginally lower in the first half compared to the prior year's first half margin of 6.9%, which included one-off commodity price gains.

Volumes through the DC network grew by 44% in the first half compared to the first half last year and more than 50% of branch sales now go through the DC network. Further investment continues in the DCs and in the first half an additional 200,000 square feet of capacity was added through the expansion of the DC in McGregor, Texas. Further expansion of the DC network is planned in the current financial year to build on Ferguson's competitive advantage and Board approval has recently been given for new DCs in Florida and northern California.

Of the markets in which Ferguson operates, housing related activity remained strong with the more positive economic environment benefiting the repairs, maintenance and improvement ("RMI") sector. RMI is becoming an increasingly important element of overall construction spend in the USA. To benefit from this opportunity, Ferguson is rolling out both the XpressNet branch format and also continuing to expand its very successful showrooms. Furthermore, greater emphasis is being placed on opening new specialist branches for heating, ventilation, and air-conditioning (HVAC) and waterworks and this focus should lead to further growth opportunities. The commercial and industrial sectors continue to show signs of improvement.

Investment in people and IT continued during the period. More than 2,500 people joined the business and the rollout of the new warehouse management system to large branches started. This should lead to better customer service as a result of faster and more accurate product picking and more accurate and efficient inventory management.

Ferguson's total branch numbers increased by 156 during the first half to 1,097 locations (31 July 2005: 941).

US Building Materials

The strong performance of Stock benefited from improved market focus which was brought about by the recent business restructuring and from strong organic growth, partly offset by lower lumber prices. Reported figures also benefited from currency translation and slightly higher structural panel prices.

In local currency, Stock's revenue was up 27.2% to $2,497.2 million (2005: $1,962.9 million) with trading profit up by 51.5% from $104.0 million to $157.3 million. Organic revenue growth was 7.9% reflecting some commodity price deflation in lumber and structural panels. These commodity price movements had the effect of decreasing Stock's local currency revenue by $39 million (2.0%) in the first half compared to the first half of last year. Acquisitions contributed $378 million (19.3%) to revenue growth.

Stock's trading margin increased significantly from 5.3% to 6.3% primarily due to a more favourable sales mix arising from increased value added products and installed services.

New housing, which accounted for 87% of the activity in this business in the first half, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high annual rate of around two million. Whilst the inventory of unsold new homes has been rising recently, reaching 5.2 months in January 2006, it remains below the long term average of around 6 months, demonstrating the current strength of the housing market. There continue to be significant variations in regional housing markets in which Stock operates. The markets in Florida, Georgia, Utah and the Carolinas have been strong. Texas and California have enjoyed an improving trend although Michigan, Ohio, Indiana, Colorado and the North East have been more challenging.

Plans to increase the range of value-added products and services being offered and increase the penetration of the RMI and commercial markets continue to be implemented. Value-added sales were up 41%, installed business sales up more than 100% and sales to commercial and RMI contractors increased by 10%. As well as achieving this through its existing branch network and acquisitions, Stock opened a number of new facilities and has expanded its turnkey supply model from the Las Vegas market into Denver. These initiatives further complement Stock's installed service expertise.

Stock's branch numbers increased by 17 during the first half to 272 locations (31 July 2005: 255). Since 31 January 2006, the branch opening programme has continued so that Stock currently operates in 33 states. The latest is a joint facility with Ferguson in New Orleans, which takes Stock into Louisiana for the first time.

Wolseley Canada

In Canada, the construction and housing markets remained strong with the buoyant energy sector in Western Canada helping sales in the industrial and commercial sector.

Local currency revenue increased by 14.9% to C$655.8 million (2005: C$570.7 million). More than 11% of the revenue growth was organic, ahead of the market generally. Local currency trading profit rose by 4.4% reflecting pricing pressure and the investment to position the business for future growth.

Work continued to consolidate back offices, recruit additional people to fill management and trainee positions and to improve logistics. The second of three regional supply centres for larger inventory items was opened in Quebec in October 2005. These regional supply centres should lead to lower inventory levels and enable the branch network to be utilised more effectively.

Wolseley Canada's total branch numbers increased from 238 to 240 locations.

Europe

The markets in Europe showed very little growth in the first half. Nonetheless, with the exception of CFM in Luxembourg, which had marginally lower revenue, all of the Continental European operations increased revenue and most achieved profit improvements. The results in Europe also benefited from acquisitions and from the net benefit of the matters unrelated to normal trading in France, described below.

Reported revenue for this division increased by 7.6% from £2,255.0 million to £2,425.2 million, of which 2% was from organic growth. Recent acquisitions accounted for £129.8 million (5.8%) of revenue growth, including William Wilson and Encon (UK) in October 2005 and Iser Zauli (Italy) in January 2005. Trading profit, after the allocation of European central costs, fell 3.0% from £139.3 million to £135.2 million. European central costs rose by £2.7 million due to the planned expansion of the European infrastructure to drive future growth initiatives.

The overall divisional trading margin, after the allocation of central costs, reduced from 6.2% to 5.6% of revenue, primarily due to acquisitions and the lower trading margins in Brossette and Austria. Margin improvements were achieved in PBM (France), Manzardo (Italy), Cesaro (Czech Republic), Electro Oil (Denmark) and Wasco (Netherlands).

In the first six months a further net 146 branches were added to the European network, giving a total of 2,632 locations (31 July 2005: 2,486).

UK and Ireland

Wolseley UK's performance held up well against a UK market which is estimated to be around 4% down on the prior period. Whilst the fundamentals of the UK economy remained positive, with relatively low interest rates and low unemployment, RMI spending slowed in the first half of the financial year in response to weaker consumer confidence. Government spending remains a relative bright spot although there have been noticeable delays on planned social housing expenditure.

Against this more challenging background, Wolseley UK, which includes Ireland, recorded a 9.3% increase in revenue to £1,262.1 million (2005: £1,155.0 million). Organic growth of 1.5% outperformed the market generally, with Bathstore, the retail bathroom offering, and Heatmerchants and Brooks, the Irish businesses, performing particularly well.

Wolseley UK's trading profit increased by 5.9% in the first half compared to the equivalent period in the prior year mainly as a result of the acquisitions of William Wilson and Encon in October 2005, both of which have outperformed expectations at the time of acquisition. Although the trading margin increased before taking account of the dilutive effect of acquisitions, Wolseley UK's overall reported trading margin fell slightly from 7.3% to 7.1%.

The new national DC in Leamington Spa, which is to be located alongside Wolseley UK's new headquarters, is expected to be operational by autumn 2006. The regional DC, in the North West, should open around a year later. These investments and the current initiatives to centralise control of transport and branch inventory management, should enhance customer service and support continued growth in the business. Early trials from the central branch replenishment programme were very encouraging with improved inventory turn and increased stock availability in the branches.

Within Wolseley UK, the Irish businesses, Heatmerchants and Brooks, both produced double digit organic revenue growth, benefiting from a strong local economy.

During the first six months, 100 net new locations were added in the UK and Ireland taking the total number of branches for Wolseley UK to 1,670 (31 July 2005: 1,570), including 67 branches added as a result of the William Wilson and Encon acquisitions. 23 new Bathstore branches were opened in the first half and this opening programme will continue in the second half, together with new electrical and insulation branch openings and the expansion of the Unifix direct sales offering, through mail order and e-commerce channels to the RMI market.

France

In France, government tax incentives continue to underpin growth in the new residential market, but RMI, representing approximately two thirds of revenue for both Brossette and PBM, continues to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and persistent high levels of unemployment.

Wolseley's French operations generated first half revenue up 2.6% to €1,170.3 million (2005: €1,140.3 million), including organic growth of 1.1%. Trading profit for France was down to €52.4 million (2005: €59.2 million) as a result of the lower level of profitability in Brossette.

As previously announced, the French results for the first half have benefited from matters unrelated to normal trading. An outstanding claim with the French customs authorities relating to wood import duties has been settled in PBM's favour, resulting in a benefit to trading profit and interest of €11.5 million (£8 million) and €5 million (£3 million), respectively. In addition, Brossette (together with many other French companies) has been fined by the French Competition Authorities. A provision for €7.6 million (£5 million) has been charged against trading profit in the period but relates to matters which took place more than ten years ago. Overall, therefore, there was a net £3 million benefit at the trading profit level and £3 million benefit on the interest line arising from matters unrelated to normal trading.

Local currency revenue in Brossette was 2.3% up on the first half last year. Trading profit was lower, before taking account of the fine from the French Competition Authorities. Brossette's results reflect the ongoing reorganisation of the district, branch and management structures and the move to centralisation of purchasing and logistics, all of which are designed to enhance customer service and facilitate future expansion. Another new customer delivery centre opened in the first half. A significant number of management changes have been made with associated one off severance costs.

PBM achieved an increase in revenue of 2.9% in local currency, more than half of which was organic growth. The sales trends in PBM improved in the second quarter and this upward momentum is expected to continue. Five new satellites and ten hire locations were added in the first half and a further six satellites and eight hire locations are planned for the second half. The underlying trading profit, before taking account of the wood import duties rebate referred to above and other one off items, showed an improvement, as did the underlying trading margin. PBM is expanding the number of joint sites with Brossette and exploiting opportunities to create purchasing synergies and indirect cost savings in co-operation with other group companies.

Central Europe

Revenue in the Group's other Continental European operations were up by 14.6% reflecting organic growth of 6.3% and the benefit of acquisitions. Trading profit was down due to the lower level of profitability in Austria.

Tobler, in Switzerland, had a strong half with revenue up 20%, including 13% organic growth. Despite competitive market conditions putting some pressure on prices and a change in the business mix to lower margin products, trading profit was up 14%. During the first half, two new branches were opened and three branches from previous acquisitions were rebranded.

OAG, in Austria, increased revenue slightly although trading profit fell due to continued competitive pressure on prices as a consequence of difficult housing and RMI markets and business restructuring. In Hungary and the Czech Republic, local market conditions remained difficult but both businesses improved revenue, with Cesaro in the Czech Republic also increasing trading profit. Hungary experienced a higher level of provisions for bad debts reflecting slower payments from customers.

In Italy, revenue in the first half increased by 49% and profits more than doubled, compared to the comparable period in the prior year, mainly due to the acquisition of Iser Zauli in January 2005. Despite a flat economy, the aggressive branch opening programme of the past few years continued to benefit Manzardo with organic revenue and trading profit growth up more than 10%. Three new branches were opened in the first half. Iser Zauli traded ahead of expectations and is currently being integrated into the Manzardo operations. In addition, purchasing synergies between the two companies have exceeded expectations. This acquisition makes Manzardo one of the largest companies in the Italian sanitary/heating market. Progress on the €20 million new central DC in northern Italy continues. This facility is expected to be completed around autumn 2006 and will enable further expansion of the business.

In The Netherlands, Wasco continued to make good progress expanding its product range into sanitary ware, developing its offering to the more profitable RMI market and focusing on cost control. It achieved organic revenue growth of 10% and trading profit improved by 27%. In Luxembourg, CFM's revenue fell by 6% principally due to the absence of large commercial orders for underground pipe that occurred in the previous year. Centratec, the Belgian business acquired in October 2005, performed in line with expectations and is now working with Wasco and CFM to obtain improvements in sourcing, logistics and inventory management.

Interim Dividend

The Board has decided to pay an interim dividend of 9.85 pence per share (2005: 8.80 pence per share) to be paid on 31 May 2006 to shareholders on the register on 31 March 2006, which will absorb £58.4 million of cash. This represents an increase of 11.9% over last year's interim dividend and reflects the Board's confidence in the future prospects of the Group and its strong financial position. It is expected that the interim dividend will be approximately one third of the total dividend for the year. The dividend reinvestment plan will continue to be available to eligible shareholders.

International Integration and Infrastructure Developments

In support of the Group's ambitious growth targets and as part of its continuous improvement programme, Wolseley is bringing about greater cohesion across its operating units through leveraging its international purchasing, international sourcing and supply chain efficiencies. To achieve this, the Group continues to make investments in its infrastructure in terms of systems, logistics and people, with employee numbers increasing from 60,000 to more than 64,000 during the first half.

With respect to IT systems development, two years ago the Group announced plans to develop a common technology platform. The first phase of this project included the development of common financial applications across the Group and, in parallel, a number of other common applications were to be developed and piloted including packages for a warehouse management system and a human resource application. The implementation of the financial application is well on the way to completion, with most of the Group's operating companies having implemented the new system with the rest expected in the next 6 months. Work on the human resource package, which is at an early stage of development, continues to progress. The warehouse management system ("WMS"), which having been successfully piloted in a Ferguson branch in the US, is currently being rolled out across Ferguson's largest branches and will be used by locations in Europe in due course, including the new DC's in Italy and the UK which will open later this year.

The Group continues with initiatives such as global sourcing and creating a more efficient supply chain, supported by the implementation of the WMS, described above. Significant benefits are expected to arise over future years from the Group's continuous improvement programmes enabled by the common technology platform. Through its investments today, the Group is committed to creating a sustainable competitive advantage to meet customers changing needs. This will be built around strong human resources, supported by efficient processes, technology driven supply chain management and logistics.

Financial Review

Net finance costs of £25.1 million (2005: £18.1 million) reflect an increase in Group debt as a result of acquisitions and an increase in interest rates, partly offset by operating cash flow and interest on the French customs refund. Net interest receivable on construction loans amounted to £5.4 million (2005: £4.3 million). Interest cover was 15 times (2005: 21 times).

The effective tax rate decreased marginally from 28.3% to 27.9%. The effective tax rate for the half-year to 31 January 2006 is consistent with the rate expected for the year to 31 July 2006.

Before the amortisation of acquired intangibles, earnings per share increased by 20.5% from 36.44 pence to 43.91 pence. Basic earnings per share were up by 14.5% to 41.58 pence (2005: 36.32 pence). The average number of shares in issue during the first half was 590.4 million (2005: 585.5 million).

Net cash flow from operating activities reduced from £303.1 million to £258.1 million, mainly due to the increase in working capital to support higher organic growth in the USA, partly offset by higher operating profit.

Capital expenditure increased from £109.7 million to £143.5 million reflecting continued investment in the business. During the period the DC and branch network in the USA was expanded, investment commenced on DCs in the UK and Italy and further expenditure was incurred on the common IT platform. Brossette and Wolseley UK moved into new corporate offices.

Cash received on the sale of fixed assets was £11.2 million, compared with £57.1 million in the comparable period when receipts were higher due to the sale of properties acquired as part of the Brooks acquisition.

Investment in acquisitions completed during the first half, including any deferred consideration and net debt, amounted to £436 million (2005: £218 million). These 22 acquisitions are expected to add around £701 million per annum of incremental revenues in a full year. Ten additional acquisitions, for a consideration of £162 million, have been completed since 31 January 2006. Details of the three acquisitions not previously announced are set out below.

On 10 March 2006, Ferguson acquired Indiana Plumbing Supply Co., Inc., ("The Plumbers Warehouse") a plumbing wholesaler, from John Muckel and Russ Long. In the year ended 31 December 2004 Indiana had sales of $63.9 million (£36.5 million) and gross assets of $12.5 million (£7.2 million) at that date.

On 10 March 2006, Wolseley Canada acquired Can-Con Industries Inc. ("Can-Con"), a fabricator and distributor of pipe fittings for the natural gas, oil and water industries, from Mark Mercier, Brian Cropley, Garry Pickieson and Scott Toshack. Can-Con has one outlet in Edmonton, Alberta. In the year ended 31 January 2005 it had sales of C$6.6 million (£3.3 million) and gross assets of C$3.4 million (£1.7 million) at that date.

On 13 March 2006, Ferguson acquired the assets of Alamo Pipe and Supply ("Alamo") a plumbing distributor based in Ruidoso, New Mexico. In the year ended 31 December 2004 Alamo had sales of $2.3 million (£1.3 million) and gross assets of $0.5 million (£0.3 million) at that date.

Further details regarding acquisitions are included in note 9.

The Group's branch network during the first half has been extended through acquisitions and branch openings by a net of 321 branches, bringing the total to 4,241 (31 July 2005: 3,920).

Net borrowings, excluding construction loan borrowings, at 31 January 2006 amounted to £1,670.7 million compared to £1,170.5 million at 31 July 2005, giving gearing of 68.1% compared to 50.8% at the previous year end and 58.6% at 31 January 2005. The increase principally relates to acquisitions.

In the USA, construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £293.7 million compared to £262.0 million at 31 July 2005. The increase is due to an expanding loan book.

Return on gross capital employed (ROGCE) fell from 19.1% for the year to 31 July 2005 to 18.8% in the first half of 2006 as a result of acquisitions partly offset by the significant organic growth in profit. The ROGCE remains well above the Group's weighted average cost of capital, demonstrating significant shareholder value creation.

Provisions for liabilities and charges in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined by independent professional actuarial advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in debtors. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 235 claims outstanding at 31 July 2005 (31 July 2004: 308). An update on the estimated liability and number of claims outstanding will be provided with the Group's Preliminary Results announcement.

Outlook

Market conditions in North America are expected to remain favourable for the remainder of this financial year and should enable the Group's North American businesses to achieve further good progress.

It is expected that the US housing market will remain strong, although the number of housing starts may show a small decline as a result of higher interest rates. The positive RMI market is expected to continue and the strong US economy should present further opportunities for organic growth, albeit at a lower rate than the first half. The improvement in the industrial and commercial sectors is also expected to continue.

Stock should continue to make further good progress and benefit from a more favourable product mix, allowing continued margin progression. Although lumber and panel prices are expected to hold up relatively well, there is likely to be some price deflation in the second half compared to the comparable period in the prior year.

In Canada, the overall environment is expected to remain positive although the new residential housing market may fall slightly from recent high levels.

For Europe overall, it is likely that trading profit for the second half will be broadly flat compared to the equivalent period in the prior year, reflecting the generally flat market conditions.

The fundamentals of the UK economy are expected to remain positive and there are indicators which would suggest a gradual but steady improvement in the UK RMI and housing markets as the second half progresses. Against this background, the UK business is expected to show modest profit growth in the second half compared to the corresponding period in the prior financial year as the business continues to invest in branch openings and infrastructure, and obtains further benefits from recent acquisitions.

In France, growth in the RMI market is likely to remain modest. PBM is expected to show progress compared to the second half, benefiting from acquisitions, new branch openings and other business improvement initiatives. Investments to accelerate future growth will continue.

The reorganisation of Brossette will continue throughout the second half and further investments in the business will be made to create a platform for future growth. It is unlikely that the trading profit in Brossette will match that of the equivalent period in the prior year.

Whilst the markets in the rest of Continental Europe are likely to remain broadly flat and competitive, Wolseley's operations are expected to show solid progress, particularly in Italy, Switzerland and the Netherlands.

There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver increasing benefits to the bottom line. The Group will continue to pursue its objective of achieving, on average, double digit sales and profit improvements through a combination of organic growth and acquisitions. The acquisition pipeline remains strong and the Group will continue to pursue opportunities for product and geographic diversity.

The Board expects another year of good progress, driven by strong growth in North America and the benefits of recent acquisitions.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation, the Company's Report on Form 20-F for the year ended 31 July 2005.

2006		FINANCIAL CALENDER FOR 2006

29 March	–	Shares quoted ex-dividend
31 March	–	Record date for final dividend
31 May	–	Interim dividend payment date
17 July	–	Trading update for 11 months to 30 June 2006
31 July	–	Financial year end
25 September*	–	Announcement of Preliminary results
4 October*	–	Shares quoted ex-dividend
6 October*	–	Record date for final dividend
9 November*	–	Final date for DRIP elections
29 November*	–	Annual General Meeting
30 November*	–	Final dividend payment date

(*) expected

A copy of this Interim Announcement, together with all other recent public announcements can be found on Wolseley's web site at www.wolseley.com.

Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on this site.

Group Income Statement (unaudited)

Year to			Half year to		Half year to
31 July			31 January		31 January
2005			2006		2005
£m			£m		£m

11,256.3		Revenue	6,734.5		5,331.9

(5.8)		Operating costs: amortisation of acquired intangibles	(13.8)		(0.7)

(10,548.5)		Operating costs: other	(6,349.6)		(5,016.3)

(10,554.3)		Operating costs: total	(6,363.4)		(5,017.0)

702.0		Operating profit	371.1		314.9

26.7		Finance revenue (note 3)	19.8		12.0
(63.5)		Finance costs (note 3)	(44.9)		(30.1)

665.2		Profit before tax	346.0		296.8

(186.0)		Tax expense (note 4)	(100.5)		(84.3)

479.2		Profit for the period attributable to equity shareholders	245.5		212.5

		Earnings per share (note 6)
81.61	p	Basic earnings per share	41.58	p	36.32	p

80.75	p	Diluted earnings per share	41.13	p	35.87	p

26.40	p	Dividends per share	9.85	p	8.80	p

		Non-GAAP measures of performance (note 10)
707.8		Trading profit	384.9		315.6
671.0		Profit before tax and the amortisation of acquired intangibles	359.8		297.5

		Translation rates
1.8514		US dollars	1.7604		1.8548
1.4587		Euro	1.4619		1.4546

Group Statement of Recognised Income and Expense (unaudited)

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

479.2	Profit for the period	245.5	212.5
56.9	Currency translation differences	(16.9)	(25.7)
(4.1)	Actuarial losses	(4.1)	(15.4)
(10.9)	Cash flow hedges	12.6	(0.7)
30.2	Tax on gains/(losses) not recognised in the income statement	(11.3)	5.6

72.1	Net (losses)/gains not recognised in the income statement	(19.7)	(36.2)

551.3	Total recognised income and expense	225.8	176.3

Group Balance Sheet (unaudited)

As at		As at	As at
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

	ASSETS
	Non-current assets
815.6	Intangible fixed assets - goodwill	1,004.2	729.0
132.8	Intangible fixed assets - other	230.1	56.1
882.9	Property, plant and equipment ("PPE")	990.0	771.3
54.8	Deferred income tax assets	34.4	117.2
5.7	Available for sale financial assets	4.3	2.9

1,891.8		2,263.0	1,676.5

	Current assets
1,706.1	Inventories	1,886.6	1,589.5
2,241.4	Trade and other receivables	2,312.6	1,839.2
262.0	Financial receivables - construction loans (secured)	293.7	209.3
3.3	Derivative financial instruments	14.5	1.1
4.8	Trading investments	4.5	6.8
381.1	Cash and cash equivalents	438.8	246.3

4,598.7		4,950.7	3,892.2

8.1	Assets held for resale	5.9	4.4

6,498.6	Total assets	7,219.6	5,573.1

	EQUITY
	Capital and reserves attributable to equity shareholders
389.3	Share capital and share premium	419.2	363.0
81.5	Foreign currency translation reserve	56.1	(25.7)
1,829.9	Retained earnings	1,979.7	1,615.1

2,300.7		2,455.0	1,952.4

	LIABILITIES
	Non-current liabilities
18.0	Trade and other payables	18.0	-
1,044.6	Bank loans	1,351.9	879.8
57.9	Obligations under finance leases	49.2	42.6
61.5	Deferred income tax liabilities	79.3	32.4
181.1	Retirement benefit obligations	190.6	194.1
63.5	Provisions	78.1	83.1

1,426.6		1,767.1	1,232.0

	Current liabilities
1,943.4	Trade and other payables	1,867.7	1,553.5
70.3	Corporation tax payable	61.1	124.9
262.0	Borrowings - construction loans (unsecured)	293.7	209.3
439.0	Bank loans and overdrafts	699.0	458.3
4.0	Obligations under finance leases	15.7	15.0
14.2	Derivative financial instruments	12.7	2.5
16.5	Retirement benefit obligations	17.1	15.8
21.9	Provisions	30.5	9.4

2,771.3		2,997.5	2,388.7

4,197.9	Total liabilities	4,764.6	3,620.7

6,498.6	Total equity and liabilities	7,219.6	5,573.1

	Translation rates
1.7564	US dollars	1.7787	1.8833

1.4479	Euro	1.4631	1.4449

Group Cash Flow Statement (unaudited)

As at		As at	As at
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

	Cash flows from operating activities:
765.1	Cash generated from operations	258.1	303.1
26.1	Interest received	14.2	11.5
(57.4)	Interest paid	(32.0)	(23.9)
(150.7)	Income tax paid	(95.2)	(97.1)

583.1	Net cash generated from operating activities	145.1	193.6

	Cash flows from investing activities:
(405.5)	Acquisitions of businesses, net of cash acquired	(420.5)	(206.5)
4.5	Disposals of businesses, net of cash disposed of	-	-
(217.5)	Purchases of property, plant and equipment	(138.7)	(97.3)
73.9	Proceeds from sale of property, plant and equipment	11.2	57.1
(21.4)	Purchases of intangible assets	(4.8)	(12.4)
-	Purchases of trading investments	-	(0.6)
1.6	Proceeds from disposal of trading investments	0.5	-

(564.4)	Net cash used in investing activities	(552.3)	(259.7)

	Cash flows from financing activities:
32.7	Proceeds from the issue of shares to shareholders	13.1	16.8
(18.6)	Purchases of shares by Employee Benefit Trusts	(10.7)	(18.6)
409.9	New borrowings	854.4	182.4
(233.9)	Repayments of borrowings and derivatives	(149.8)	(65.7)
(5.2)	Finance lease capital payments	(4.3)	(4.3)
(145.4)	Dividends paid to shareholders	(104.0)	(93.6)

39.5	Net cash generated from financing activities	598.7	17.0

58.2	Net increase/(decrease) in cash and bank overdrafts	191.5	(49.1)
(87.7)	Cash and bank overdrafts at the beginning of the period	(56.0)	(87.7)
(26.5)	Exchange (losses)/gains on cash and bank overdrafts	(17.4)	9.8

(56.0)	Cash and bank overdrafts at the end of the period	118.1	(127.0)

Reconciliation of Profit to Net Cash Flow from Operating Activities (unaudited)

As at		As at	As at
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

479.2	Profit for the period	245.5	212.5
36.8	Finance costs - net	25.1	18.1
186.0	Income tax expense	100.5	84.3
116.5	Depreciation of PPE and amortisation of non-acquired intangibles	61.5	55.9
5.8	Amortisation of acquired intangibles	13.8	0.7
(11.1)	Profit on disposal of PPE	(2.5)	(4.3)
(55.3)	Increase in inventories	(119.8)	(47.5)
(180.2)	Decrease/(increase) in trade and other receivables	70.7	95.5
168.1	(Decrease)/increase in trade and other payables	(169.6)	(124.8)
(0.3)	Increase/(decrease) in provisions and other liabilities	20.3	(0.8)
19.6	Share based payments and other non cash items	12.6	13.5

765.1	Net cash generated from operations	258.1	303.1

Notes to the interim financial information for the six months ended 31 January 2006

1 Basis of preparation

The next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and to those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial information contained in these interim financial statements has been prepared on the basis of IFRS that the directors expect to be applicable as at 31 July 2006. IFRS is subject to amendment and interpretation by the IASB and there is an ongoing process of review and endorsement by the European Commission. For these reasons, it is possible that the information presented here may be subject to change before its inclusion in the 2006 Report and Accounts, which will be the Group's first complete financial statements prepared in accordance with IFRS.

The accounting policies followed in the interim financial statements are set out in Appendix 1.

The results for the first half of the financial year have not been audited and were approved by the Board of Directors on 20 March 2006. The summary of results for the year ended 31 July 2005 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year, prepared under UK GAAP, have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2 Segmental analysis of results

The Group has a single business segment, the distribution and supply of construction materials.

The Group's geographical segments are Europe, consisting of UK and Ireland, France and Central Europe, and North America. The Group has determined that its geographical segments are its primary segments for IFRS reporting purposes. The revenue, operating profit and trading profit of the Group's geographical segments are detailed in the following tables.

Revenue by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

2,353.9	UK and Ireland	1,262.1	1,155.0
1,644.4	France	800.6	783.9
638.7	Central Europe	362.5	316.1

4,637.0	Europe	2,425.2	2,255.0

6,619.3	North America	4,309.3	3,076.9

11,256.3	Total	6,734.5	5,331.9

Operating profit by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

181.2	UK and Ireland	86.6	84.2
97.4	France	35.6	40.7
29.8	Central Europe	13.7	15.7
(3.0)	European central costs	(4.5)	(1.8)

305.4	Europe	131.4	138.8

422.8	North America	260.0	194.0

(26.2)	Group central costs	(20.3)	(17.9)

702.0	Total	371.1	314.9

Trading profit by geographical segment

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

182.9	UK and Ireland	89.6	84.7
97.8	France	35.8	40.7
30.2	Central Europe	14.3	15.7
(3.0)	European central costs	(4.5)	(1.8)

307.9	Europe	135.2	139.3

426.1	North America	270.0	194.2

(26.2)	Group central costs	(20.3)	(17.9)

707.8	Total trading profit (note 10)	384.9	315.6
(5.8)	Amortisation of acquired intangibles	(13.8)	(0.7)

702.0	Total operating profit	371.1	314.9

The amortisation of acquired intangibles for the six months ended 31 January 2006 attributable to the above segments is UK and Ireland £3.0 million (31 January 2005: £0.5 million); France £0.2 million (31 January 2005: £nil); Central Europe £0.6 million (31 January 2005: £nil); North America £10.0 million (31 January 2005: £0.2 million).

The Group will prepare segmental disclosures in accordance with US GAAP and include them in its Form 20-F for the full year ending 31 July 2006. The disclosure requirements under US GAAP differ from those under IFRS, such that revenue and operating profit for North America will be further analysed by operating segment in the Form 20-F. In order to ensure consistency of information disclosed to all investors, the following table is included in these interim financial statements.

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

	Revenue
3,858.6	US Plumbing and Heating	2,573.6	1,772.2
2,248.9	US Building Materials	1,418.5	1,058.3
511.8	Canada	317.2	246.4

6,619.3	North America	4,309.3	3,076.9

	Operating profit (before amortisation of acquired intangibles)
260.0	US Plumbing and Heating	166.9	122.4
131.6	US Building Materials	89.4	56.0
35.6	Canada	19.2	16.4
(1.1)	North American central costs	(5.5)	(0.6)

426.1	North America	270.0	194.2

The amortisation of acquired intangibles for the six months ended 31 January 2006 attributable to the above segments is US Plumbing and Heating £2.8 million (31 January 2005: £0.2 million); US Building Materials £7.1 million (31 January 2005: £nil); Canada £0.1 million (31 January 2005: £nil).

Analysis of movement in revenue

			New	Acquisitions
			Acqs	Increment	Organic Change		2006
	2005	Exchange	2006	2005
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	1,155.0	-	75.8	13.9	17.4	1.5	1,262.1
France	783.9	(3.9)	0.9	10.8	8.9	1.1	800.6
Central Europe	316.1	(1.8)	11.1	17.3	19.8	6.3	362.5

Europe	2,255.0	(5.7)	87.8	42.0	46.1	2.0	2,425.2

US Plumbing and Heating	1,772.2	95.0	72.9	129.4	504.1	27.0	2,573.6
US Building Materials	1,058.3	56.8	45.3	169.5	88.6	7.9	1,418.5
Canada	246.4	29.7	1.2	8.0	31.9	11.6	317.2

North America	3,076.9	181.5	119.4	306.9	624.6	19.2	4,309.3

TOTAL	5,331.9	175.8	207.2	348.9	670.7	12.2	6,734.5

Analysis of movement in operating profit (before amortisation of acquired intangibles)

			New	Acquisitions
			Acqs	Increment	Organic Change		2006
	2005	Exchange	2006	2005
	£m	£m	£m	£m	£m	%	£m

UK and Ireland	84.7	-	2.6	0.7	1.6	2.0	89.6
France	40.7	(0.2)	-	0.2	(4.9)	(12.0)	35.8
Central Europe	15.7	(0.1)	0.8	0.7	(2.8)	(18.0)	14.3
European central costs	(1.8)	-	-	-	(2.7)		(4.5)

Europe	139.3	(0.3)	3.4	1.6	(8.8)	(6.2)	135.2

US Plumbing and Heating	122.4	6.6	4.4	7.8	25.7	20.0	166.9
US Building Materials	56.0	3.0	2.3	17.0	11.1	18.7	89.4
Canada	16.4	2.0	-	0.4	0.4	2.1	19.2
North American central costs	(0.6)	-	-	-	(4.9)		(5.5)

North America	194.2	11.6	6.7	25.2	32.3	15.7	270.0

Group central costs	(17.9)	-	-	-	(2.4)		(20.3)

TOTAL	315.6	11.3	10.1	26.8	21.1	6.5	384.9

3	Net finance costs

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

26.7	Interest receivable	19.2	12.0
-	Net pension finance income	0.6	-

26.7	Finance revenue	19.8	12.0

(55.2)	Interest payable on loans and overdrafts	(42.9)	(25.8)

(2.3)	Interest payable on finance leases	(1.2)	(1.0)
0.6	Fair value (losses)/gains on derivatives	(0.8)	(0.1)
(6.6)	Net pension finance cost	-	(3.2)

(63.5)	Finance costs	(44.9)	(30.1)

(36.8)	Net finance costs	(25.1)	(18.1)

4 Taxation

The tax charge on ordinary activities for the half year has been calculated at the rate which it is expected will apply for the year ending 31 July 2006 and comprises the following elements:

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

	Tax on profit for the period
38.0	- UK	11.1	21.7
103.8	- Overseas	67.8	65.5

141.8		78.9	87.2
44.2	Deferred tax	21.6	(2.9)

186.0		100.5	84.3

5 Dividends

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005
£m		£m	£m

51.7	Interim paid	-	-
93.6	Final paid	104.0	93.6

145.3	Dividends charge for the period	104.0	93.6

6 Earnings per share

Earnings per share, calculated on an average of 590.4 million (2005: 585.5 million) ordinary shares in issue, are as follows:

Year to			Half year to		Half year to
31 July			31 January		31 January
2005			2006		2005
Pence pe sharer			Pence per share		Pence per share

82.60	p	Before amortisation of acquired intangibles	43.91	p	36.44	p
(0.99)p		Amortisation of acquired intangibles	(2.33	)p	(0.12	)p

81.61	p	Basic earnings per share	41.58	p	36.32	p

The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 596.9 million and to reduce basic earnings per share to 41.13p. Diluted earnings per share before amortisation of acquired intangibles is 43.44p.

7 Reconciliation of movements in capital and reserves

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005

479.2	Profit for the period	245.5	212.5
72.1	Other recognised income and expense	(19.7)	(36.2)
(145.3)	Dividends paid	(104.0)	(93.6)
22.7	Credit to equity for share based	26.0	15.9
	payments
3.5	Deferred tax on share based payments	4.1	1.2
32.7	New share capital subscribed	13.1	16.8
(18.6)	Purchase of own shares	(10.7)	(18.6)

446.3	Net addition to shareholders' funds	154.3	98.0
1,854.4	Opening shareholders' funds	2,300.7	1,854.4

2,300.7	Closing shareholders' funds	2,455.0	1,952.4

8 Analysis of change in net debt

	At		Non cash		Exchange	At
	31 July		movements		movement	31 January
	2005	Cashflow	Aquisitions			2006
	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	381.1	77.2	-	-	(19.5)	438.8
Bank overdrafts	(437.1)	114.3	-	-	2.1	(320.7)

	(56.0)	191.5	-	-	(17.4)	118.1
Trading investments	4.8	(0.5)	0.2	-	-	4.5
Derivative financial instruments	(10.9)	5.6	-	5.9	1.2	1.8
Bank loans	(1,046.5)	(710.2)	(9.0)	(0.9)	36.4	(1,730.2)
Obligations under finance leases	(61.9)	4.3	(0.1)	(7.6)	0.4	(64.9)

Total net debt	(1,170.5)	(509.3)	(8.9)	(2.6)	20.6	(1,670.7)

9 Acquisitions

The following table summarises the investment in acquisitions made during the half year. In certain cases the consideration is deferred or subject to adjustment and includes net borrowings acquired.

	Estimated	Expected
	consideration	contribution to
Acquistions	including debt	Group revenue
		in a full year
	£m	£m

UK and Ireland	225	280
France	5	9
Central Europe	21	34

Europe	251	323

US Plumbing and Heating	110	214
US Building Materials	74	162
Canada	1	2

North America	185	378

Total Group	436	701

Ten additional acquisitions, for a combined consideration of £162 million, have been completed since 31 January 2006 with three in US Plumbing and Heating, two in US Building Materials and one in Canada in North America and four in France. They are expected to contribute £224 million to Group turnover in a full year.

Acquisition cash expenditure during the period, including any deferred consideration in respect of prior period acquisitions and net cash balances acquired, amounted to £420.5 million (2005: £206.5 million).

10 Non-GAAP measures of performance

Trading profit is defined as operating profit before the amortisation of acquired intangibles and is a non-GAAP measure. The current businesses within Wolseley have arisen through internal organic growth and through acquisition. Operating profit includes the amortisation of acquired intangibles arising on those businesses that have been acquired subsequent to 31 July 2004 and as such does not reflect equally the performance of businesses acquired prior to 31 July 2004 (where no amortisation of acquired intangibles was recognised), businesses that have developed organically where no intangibles are attributed and those businesses more recently acquired. Wolseley believes that trading profit provides valuable additional information for users of the interim financial statement in assessing the Group's performance since it provides information on the performance of the business that local managers are more directly able to influence and on a basis consistent across businesses.

11 Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the first six months was $1.7604 to the £1 compared to $1.8548 for the comparable period last year, an increase of 5.4%, and €1.4619 to the £1 compared to €1.4546, a decrease of 0.5%. Should the exchange rates between the US$ and £, and the € and the £, remain at the 31 January 2006 spot rates used to translate the 31 January 2006 balance sheet ($1.7787 and €1.4631) then the averages for the year as a whole would be $1.7688 and €1.4624 and this would have the effect of decreasing sales and trading profit for the first half by £19.4 million and £0.8 million, respectively.

Year to		Half year to	Half year to
31 July		31 January	31 January
2005		2006	2005

702.0	Operating profit	371.1	314.9
5.8	Add back: amortisation of acquired intangibles	13.8	0.7

707.8	Trading profit	384.9	315.6

665.2	Profit before tax	346.0	296.8
5.8	Add back: amortisation of acquired intangibles	13.8	0.7

671.0	Profit before tax and the amortisation of acquired intangibles	359.8	297.5

12 Adoption of International Financial Reporting Standards

		As at	As at	As at
		31 July	31 January	1 August
		2005	2005	2004
		£m	£m	£m

Net assets under UK GAAP		2,306.9	2,026.3	1,901.9
Adjustments (before taxation)
Intangible assets	(i)	50.9	27.8	0.7
Post employment benefits	(ii)	(152.1)	(162.1)	(147.6)
Share based payments	(iii)	(12.5)	(11.2)	(14.3)
Leases	(iv)	(7.8)	(7.1)	(6.5)
Derivatives	(v)	(10.9)	(1.4)	(0.5)
Post balance sheet events	(vi)	104.0	51.7	93.6
Other		(16.0)	(10.8)	(13.6)

		(44.4)	(113.1)	(88.2)
Taxation	(vii)	38.2	39.2	40.7

Net assets
under IFRS		2,300.7	1,952.4	1,854.4

		Year to	Half year to
		31 July 2005	31 January 2005
		£m	£m

Net income under UK GAAP		461.2	204.0
Adjustments (before taxation)
Intangible assets	(i)	37.3	20.2
Post employment benefits	(ii)	0.6	0.7
Share based payments	(iii)	(21.6)	(12.8)
Leases	(iv)	(1.3)	(0.6)
Foreign exchange gains and losses (viii)		3.9	(0.7)
Other		(1.5)	2.8

		17.4	9.6
Taxation	(vii)	0.6	(1.1)

Net income under IFRS		479.2	212.5

The adjustments made in converting UK GAAP financial information into IFRS financial information are summarised below. A more comprehensive review of the adjustments made in respect of the year ended 31 July 2005 can be found in the Group's IFRS Statement dated 22 November 2005 on its website www.wolseley.com in the "Investor Centre" section. The net assets of the Group under IFRS contained in that statement have been reduced by £13 million in order to reflect the Group's most recent interpretation of its IFRS deferred tax position.

(i) Intangible assets

Under UK GAAP, goodwill was amortised over its useful economic life, tested for impairment and provided against as necessary. Under IFRS, goodwill is no longer amortised but must be tested for impairment as at 1 August 2004 (the transition date) and at least annually thereafter. Goodwill amortisation charged under UK GAAP during the year ended 31 July 2005 has been credited back to the income statement under IFRS.

In addition IFRS requires identifiable intangible assets to be recognised separately on the balance sheet and consequently certain intangible assets, such as contractual customer relationships and trade names, which were previously recorded as part of goodwill under UK GAAP, have been separately recognised as intangible assets under IFRS and amortised over their expected useful lives.

(ii) Post-employment benefits

Under UK GAAP, the Group accounted for post-employment benefits under SSAP 24, "Accounting for pension costs", whereby the cost of providing defined benefit pensions and post-retirement healthcare benefits was charged against operating profit on a systematic basis with surpluses and deficits arising recognised over the expected average remaining service lives of participating employees. Actuarial gains and losses are charged to equity and the net deficit on the Group's defined benefit pension schemes is carried in full in the Group's IFRS balance sheet.

(iii) Share-based payments

Under UK GAAP, the cost of awards made under the Group's employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS 2, "Share-based Payment", the cost of employee share schemes, including SAYE schemes, is based on the fair value of the awards that must be assessed using an option-pricing model. The Group has principally used a binomial model for this purpose.

Generally, for an equity-settled award, the fair value of the award at the grant date is expensed on a straight-line basis over the vesting period, with adjustments being made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or achieve non-market performance conditions, such as EPS growth targets. For a cash-settled award, the fair value of the award at each balance sheet date is used to calculate the probable liability of the Group; changes in this liability from the opening to closing balance sheet are charged or credited to the income statement.

(iv) Leases

IAS 17, "Leases" requires that the land and buildings elements of property leases are considered separately for the purposes of determining whether the lease is a finance or operating lease. The majority of the Group's leased buildings are on short-term leases and, consistent with UK GAAP, are classified as operating leases under IFRS. There are, however, a small number of leases where the building element of the lease has been reclassified as a finance lease based on the criteria set out in IAS 17.

Under UK GAAP, committed rental increases, which could be considered in the same way as inflationary increases and increases due to market comparables, were generally recognised as they arose and property lease incentives were generally recognised over the period to the first market rent review. Under IFRS, committed rental increases and lease incentives are required to be spread over the entire lease term.

(v) Derivatives and hedge accounting

The Group uses derivative contracts to manage economic exposure to movements in interest rates and currency exchange rates. Under UK GAAP, such derivative contracts were not recognised as assets and liabilities on the balance sheet and gains or losses arising on them were not recognised until the hedged item had itself been recognised in the financial statements.

Under IFRS all derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship. Hedge accounting has been applied to the Group's interest rate swaps (which are hedging floating rate debt) and foreign currency financial instruments (which are hedging the net assets of the Group's foreign operations).

(vi) Post balance sheet events

Under UK GAAP dividends were recognised in the period to which they related. IAS 10, "Events after the Balance Sheet Date" requires that dividends declared or approved after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, "Provisions, Contingent Liabilities and Contingent Assets".

(vii) Taxation

Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach). As a result, the Group's IFRS balance sheet includes an additional deferred tax liability in respect of fair value property revaluations on acquisitions and property roll-over gains.

In addition, deferred tax has been recognised on the adjustments between UK GAAP and IFRS with the majority of the net deferred tax asset relating to the adjustments for share options and post-employment benefits (reflecting the substantially increased defined benefit liability under IFRS).

(viii) Foreign exchange gains and losses

A small number of the Group's subsidiary companies have changed their functional currency in order to comply with the more stringent functional currency requirements of IAS 21, "The Effects of Changes in Foreign Exchange Rates" which requires companies that are acting on behalf of the parent company to have the same functional currency as the parent company. As a result, some foreign exchange differences arising in these companies have been recorded in the Group's income statement under IFRS rather than in equity, under UK GAAP.

Independent review report to Wolseley plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 January 2006 which comprises the consolidated interim balance sheet as at 31 January 2006 and the related consolidated interim income statement, cash flow statement, statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards adopted by the European Union. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with International Financial Reporting Standards adopted by the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 July 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 January 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
21 March 2006

Notes:

(a) The maintenance and integrity of the Wolseley plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Appendix 1 - Accounting Policies

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, including interpretations issued by the International Accounting Standards Board ("IASB") and its committees and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The disclosures required by IFRS1, "First Time Adoption of International Financial Reporting Standards" concerning the transition from UK GAAP to IFRS are given in note 12. The date of transition to IFRS is 1 August 2004.

A summary of the principal accounting policies applied by the Group in the preparation of the consolidated interim financial statements is set out below.

Basis of accounting

The consolidated financial information has been prepared under the historical cost convention as modified by the revaluation of available for sale investments and financial assets and liabilities held for trading.

First time adoption of International Financial Reporting Standards

IFRS 1, "First-time Adoption of International Financial Reporting Standards" sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 31 July 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 August 2004.

Certain optional exemptions to this general principle are available under IFRS 1 and the significant first-time adoption choices made by the Group are as follows.

•	The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before 1 August 2004. As a result, in the IFRS opening balance sheet, goodwill arising from past business combinations of £665.9 million remains as stated under UK GAAP at that date.

•	The Group has elected to recognise all cumulative actuarial gains and losses in relation to post employment defined benefit schemes at the date of transition. In addition, the Group has elected to recognise actuarial gains and losses in full in the period in which they occur in a statement of recognised income and expense.

•	The Group has elected to apply IFRS 2, "Share Based Payment" only to equity-settled awards that had not vested as at 1 August 2004 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at 1 August 2004.

•	The Group has elected to reset the foreign currency translation reserve to zero at 1 August 2004. Going forward, IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate foreign currency translation reserve and be included in the future calculation of profit or loss on sale of the subsidiary.

•	The Group has elected to implement IAS 39, "Financial Instruments:Recognition and Measurement" and IAS 32, "Financial Instruments: Disclosure and Presentation" at its date of transition, 1 August 2004, and apply hedge accounting where the requirements of IAS 39 are met.

Consolidation

The consolidated financial information includes the results of the parent Company and its subsidiary undertakings drawn up to 31 January 2006.

The trading results of businesses acquired, sold or discontinued during the year are included in profit on ordinary activities from the date of effective acquisition or up to the date of sale or discontinuance.

Intra-group transactions and balances and any unrealised gains and losses arising from intra-group transactions are eliminated on consolidation.

Foreign currencies

Items included in the financial statements of each of the Group's subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the "functional currency"). The consolidated financial statements are presented in sterling, which is the presentational currency of the Group and the functional currency of the parent Company.

The trading results of overseas subsidiary undertakings are translated into sterling using average rates of exchange ruling during the relevant financial period.

The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates of exchange ruling at the period end. Exchange differences arising between the translation into sterling of the net assets of these subsidiary undertakings at rates ruling at the beginning and end of the year are recognised in the currency translation reserve as are exchange differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against foreign currency net assets.

Changes in the fair value and the final settlement value of derivative financial instruments, entered into to hedge foreign currency net assets and that satisfy the hedging conditions of IAS 39, are recognised in the currency translation reserve (see the separate accounting policy on derivative financial instruments).

In the event that an overseas subsidiary undertaking is sold, the gain or loss on disposal recognised in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the subsidiary undertaking concerned. As permitted by IFRS 1, the Group has elected to deem the cumulative currency translation differences of the Group to be £nil as at 1 August 2004. As a result the gain or loss on disposal of an overseas subsidiary undertaking does not include currency translation differences arising before 1 August 2004.

Foreign currency transactions entered into during the year are translated into sterling at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the income statement with the exception of differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against foreign currency net assets as detailed above.

Revenue

Revenue is the amount receivable for the provision of goods and services falling within the Group's ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, value added tax and similar sales taxes.

Revenue from the provision of goods is recognised when the risks and rewards of ownership of goods have been transferred to the customer. The risks and rewards of ownership of goods are deemed to have been transferred when the goods are shipped to, or are picked up by, the customer.

Revenue from services, other than those that arise from construction service contracts (see below), are recognised when the service provided to the customer has been completed.

Revenue in respect of construction service contracts, where the Group is providing framing lumber installation services to residential property companies, is recognised using the percentage of completion method, with the percentage complete being determined by comparing the percentage of costs incurred to date with the estimated total costs of the contract. Losses on these contracts, if any, are recognised in the period when such losses become probable and can be reasonably estimated.

Revenue from the provision of goods and all services is only recognised when the amounts to be recognised are fixed or determinable and collectibility is reasonably assured.

Vendor rebates

The Group enters into agreements with certain vendors providing for inventory purchase rebates. These purchase rebates are accrued as earned and are recorded initially as a reduction in inventory with a subsequent reduction in cost of sales when the related product is sold.

Business Combinations

The Group has applied the purchase method in its accounting for the acquisition of subsidiaries.

As permitted by IFRS 1, the Group has elected not to apply IFRS 3 "Business Combinations" to acquisitions of subsidiaries that were recognised before 1 August 2004 and as a result the carrying amount of goodwill recognised as an asset under UK GAAP has been brought forward unadjusted as the cost of goodwill recognised under IFRS as at 1 August 2004. IFRS 3 has been applied with effect from 1 August 2004 and goodwill amortisation ceased from that date.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets.

Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the lowest level within the Group at which the associated goodwill is monitored for management purposes and is not larger than the primary or secondary reporting segments determined in accordance with IAS 14 "Segmental Reporting".

Other intangible assets

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Intangible assets, primarily brands, trade names and customer relationships, acquired as part of a business combination are capitalised separately from goodwill and are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the reducing balance method for customer relationships and the straight-line method for other intangible assets. The cost of the intangible assets is amortised over their estimated useful lives.

Computer software that is not integral to an item of property, plant and equipment is recognised separately as an intangible asset and is carried at cost less accumulated amortisation and accumulated impairment losses. Costs include software licences, consulting costs attributable to the development, design and implementation of the computer software and internal costs directly attributable to the development, design and implementation of the computer software. Costs in respect of training and data conversion are expensed as incurred. Amortisation is calculated using the straight-line method so as to charge the cost of the computer software to the income statement over its estimated useful life (3-5 years).

Property, plant and equipment ("PPE")

PPE is carried at cost less accumulated depreciation and accumulated impairment losses, except for land and assets in the course of construction, which are not depreciated and are carried at cost less accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. In addition, subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

Freehold buildings and long leaseholds	35-50 years;
Short leaseholds	over the period of the lease
Plant and machinery	7-10 years
Fixtures and fittings	5-7 years
Computers	3-5 years
Motor vehicles	4 years

The residual values and useful lives of PPE are reviewed and adjusted if appropriate at each balance sheet date.

Borrowing costs attributable to assets under construction are charged to the income statement in the period in which they are incurred.

Leased assets

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, are capitalised in the balance sheet and depreciated over the shorter of the lease term or their useful lives. The asset is recorded at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease. The capital elements of future obligations under finance leases are included in liabilities in the balance sheet and analysed between current and non-current amounts. The interest elements of future obligations under finance leases are charged to the income statement over the periods of the leases and represent a constant proportion of the balance of capital repayments outstanding in accordance with the effective interest rate method.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the income statement on a straight line basis over the periods of the leases.

Assets held for sale

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. For this to be the case, the asset must be available for immediate sale in its present condition, management must be committed to and have initiated a plan to sell the asset which, when initiated, was expected to result in a completed sale within twelve months. Assets that are classified as held for sale are not depreciated and are measured at the lower of their carrying amount and fair value less costs to sell.

Impairment of assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method or the average cost method as appropriate to the nature of the transactions in those items of inventory. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts, rebates and other subsidies. It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Taxation

Current tax represents the expected tax payable (or recoverable) on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Derivative financial instruments

Derivative financial instruments, in particular, interest rate swaps and currency swaps, are used to manage the financial risks arising from the business activities of the Group and the financing of those activities. There is no trading activity in derivative financial instruments.

At the inception of a hedging transaction entailing the use of derivative financial instruments, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items.

Derivative financial instruments are recognised as assets and liabilities measured at their fair values at the balance sheet date. Where derivative financial instruments do not fulfil the criteria for hedge accounting contained in IAS 39, changes in their fair values are recognised in the income statement.

When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges. Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument. Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recognised directly in equity rather than in the income statement. When the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity are either recycled to the income statement or, if the hedged item results in a non-financial asset, are recognised as adjustments to its initial carrying amount.

Pensions and other post retirement benefits

Contributions to defined contribution pension plans and other post retirement benefits are charged to the income statement as incurred.

For defined benefit pension plans and other retirement benefits, the cost is calculated annually using the projected unit credit method and is recognised over the average expected remaining service lives of participating employees, in accordance with the recommendations of independent qualified actuaries. The current service cost of defined benefit plans is recorded within operating profit, the expected return from pension scheme assets is recorded within finance revenue and the interest on pension scheme liabilities is recorded within finance costs. Past service costs resulting from enhanced benefits are recorded within operating profit and recognised on a straight-line basis over the vesting period, or immediately if the benefits have vested. Actuarial gains and losses, which represent differences between the expected and actual returns on the plan assets and the effect of changes in actuarial assumptions, are recognised in full in the statement of recognised income and expense in the period in which they occur. The defined benefit liability or asset recognised in the balance sheet comprises the net total for each plan of the present value of the benefit obligation at the balance sheet date, less any past service costs not yet recognised, less the fair value of the plan assets, if any, at the balance sheet date. Where a plan is in surplus, the asset recognised is limited to the amount of any unrecognised past service costs and the present value of any amount which the Group expects to recover by way of refunds or a reduction in future contributions.

Trade receivables

Trade receivables are recognised initially at fair value and measured subsequently at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet to the extent that there is no right of offset and practice of net settlement with cash balances.

Share capital

The Company only has one class of shares, ordinary shares, which are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to the company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to the Company's equity holders.

Borrowings

Borrowings are recognised initially at cost being the fair value of the consideration received net of transaction costs incurred.

Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss
This category comprises financial assets held for trading which have been acquired principally for the purpose of selling in the short term. Derivatives also fall within this category unless they are designated as hedges and the hedge is effective for accounting purposes. Assets in this category are classified as current.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. They are included in non-current assets unless the investment is due to mature within 12 months of the balance sheet date.

(d) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Such provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money. Provisions are not recognised for future operating losses.

Provisions for insurance represent an estimate, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported at the balance sheet.

Share based payments

Share-based incentives are provided to employees under the Group's executive share option, long term incentive and share purchase schemes. The Group recognises a compensation cost in respect of these schemes that is based on the fair value of the awards, measured using Black-Scholes, Binomial and Monte Carlo valuation methodologies. For equity-settled schemes, the fair value is determined at the date of grant and is not subsequently re-measured unless the conditions on which the award was granted are modified. For cash-settled schemes, the fair value is determined at the date of grant and is re-measured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognised on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to the failure to satisfy service conditions or achieve non-market performance conditions.

As permitted by IFRS 1, the Group has applied IFRS2 "Share-based Payment" retrospectively only to equity-settled awards that had not vested as at 1 August 2004 and were granted on or after 7 November 2002 and cash-settled awards that had not vested as at 1 August 2004.

Dividends payable

Dividends on ordinary shares are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the shareholders of the Company or paid.

- Ends -